UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, XingKe Plaza Building

10 Jiuxianqiao Zhonglu

Chaoyang District, Beijing 100016

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                     No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                     No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On November 9, 2006, eLong, Inc. (the “Company”) issued a press release regarding its third quarter 2006 unaudited financial results. The Company’s press release is furnished as Exhibit 99.1. In addition, also on November 9, 2006, the Company’s management team hosted a conference call to discuss the earnings press release. The information herein and in the press release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with United States generally accepted accounting principles (“GAAP”), the Company also uses non-GAAP measures of adjusted net income and adjusted diluted income per ADS, which are adjusted from results based on GAAP to exclude the impact of non-cash charges related to certain stock based compensation, as well as the impact of charges related to intangibles. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with GAAP.

Any statements contained in this document and any exhibits hereto concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2005 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Exhibits.

99.1	Press Release issued by the Company on November 9, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: November 13, 2006	ELONG, INC.

	By:	/s/ Tony Shen
	Name:	Tony Shen
	Title:	Interim Chief Financial Officer

Exhibit 99.1

eLong Reports Third Quarter 2006 Unaudited Financial Results

BEIJING, China – Nov 9, 2006 - eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, today reported unaudited financial results for the third quarter ended September 30, 2006.

Business Highlights

Highlights for the third quarter of 2006:

•	Travel revenues increased 45% year-over-year and 11% sequentially to RMB72.3 million (US$9.1 million), and total revenues improved 40% year-over-year and 12% sequentially to RMB74.6 million (US$9.4 million);

•	Hotel commissions increased 38% year-over-year and 7% sequentially to RMB57.4 million (US$7.3 million);

•	Air ticketing commissions increased 47% year-over-year and 15% sequentially to RMB11.0 million (US$1.4 million);

•	The Company recorded an operating income of RMB1.7 million (US$215,000), which included non cash related stock-based compensation expense and amortization of intangibles of RMB2.6 million (US$330,000), as compared to an operating loss of RMB7.0 million (US$857,000) in the same period one year ago and an operating loss of RMB1.2 million (US$143,000) in the second quarter of 2006;

•	The Company recorded a net income of RMB2.7 million (US$337,000) for the third quarter of 2006, compared to a net loss of RMB40.5 million (US$5.0 million) in the same period a year ago, and a net income of RMB10.2 million (US$1.3 million) in the second quarter of 2006;

•	The Company recorded an adjusted income (a non-GAAP measure) of RMB16.6 million (US$2.1 million) as compared to an adjusted income of RMB4.9 million (US$609,000) in the same period a year ago and an adjusted income of RMB13.1 million (US$1.6 million) in the second quarter of 2006; and

•	As of September 30, 2006, the Company’s cash and cash equivalents balance was US$142.1 million, which included a prepayment from a related party purchaser of US$2.9 million.

“We are extremely pleased that eLong has delivered another record quarter with healthy growth in both hotel booking and air ticketing, which resulted from our relentless focus on execution and improving customer experience. Given the strong long-term growth prospects of the China travel market, we will continue to invest in our business and our brand to build a solid foundation for long-term sustainable growth and profitability,” said Tom SooHoo, Chief Executive Officer of eLong.

Business Results

Total revenues for the third quarter of 2006 were RMB74.6 million (US$9.4 million), an increase of 40% from RMB53.4 million (US$6.6 million) reported in the same period in 2005, and an increase of 12% from RMB66.8 million (US$8.4 million) reported in the second quarter of 2006.

Revenue from hotel commissions for the third quarter of 2006 totaled RMB57.4 million (US$7.3 million), an increase of 38% from RMB41.5 million (US$5.1 million) year-over-year, and an increase of 7% from RMB53.8 million (US$6.7 million) sequentially.

The year-over-year increase in revenue from hotel commissions was primarily due to higher room volumes accompanied by higher hotel commissions per room night. Hotel commissions per room night were RMB64 in the third quarter of 2006, up 5% from RMB61 in the corresponding period a year ago, and down 2% from RMB65 in the second quarter. Hotel room nights booked through eLong increased 31% to 893,000 in the third quarter from 684,000 room nights in the corresponding period a year ago which included bookings made through FortuneTrip, a company we acquired in July 2005, and were up 7% sequentially from 832,000 in the second quarter of 2006.

As of September 30, 2006, eLong offered customers a choice of hotel rooms at discounted rates at 3,666 hotels in 291 cities across China as compared to slightly fewer than 3,000 hotels in 280 cities at the end of the third quarter of 2005. “eLong has built one of the most extensive networks with hotel partners in this region. And our consistently strong hotel revenue growth reflects the increasing leverage that we have with suppliers as we drive more business to them,” said Frank Zheng, Vice President of Travel Services.

Revenue from air ticketing commissions during the third quarter of 2006 totaled RMB11.0 million (US$1.4 million), an increase of 47% from RMB7.5 million (US$927,000) year-over-year, and an increase of 15% from RMB9.6 million (US$1.2 million) sequentially. Volume in air segment sales continued to grow with 273,000 air segments sold in the third quarter of 2006, an increase of 38% from 198,000 in the corresponding period a year ago and 11% higher than the 247,000 sold in the second quarter. Revenue per air ticket was RMB41 in the third quarter of 2006 as compared to RMB38 in the corresponding period a year ago and RMB39 in the second quarter. The sequential increase of revenue per air ticket was primarily due to an increase in the average air ticket price.

“Year-over-year growth in air ticketing revenues was primarily driven by the acquisition of new air customers, increased sales of air tickets to eLong’s existing hotel customer base and better product offerings. We will continue to focus on building a scalable and efficient air infrastructure in the medium term, which is a critical component in eLong’s business strategy,” explained Andy Clayton, Vice President of Air.

Other travel revenue in the third quarter of 2006 was RMB3.9 million (US$488,000), an increase of 338% from RMB881,000 (US$109,000) year-over-year, and an increase of 137% from RMB1.6 million (US$204,000) sequentially. The year-over-year and sequential increases were mainly attributable to RMB2.6 million revenue for inventory procurement services provided to Expedia by eLong for the period from January 2005 through September 2006. The inventory procurement agreement with Expedia was agreed and finalized during this quarter.

During the third quarter, the Company entered into a definitive agreement to sell the assets of one of its divisions operating an interactive online dating community, to a related party purchaser for a sale price of US$14.6 million. Disposal of the division qualifies as discontinued operations in the third quarter of 2006. Hence, the results of the operations of the division for current and prior periods have been aggregated into a separate line item as “Discontinued operations” in the statement of operations. The non-travel business is not a focus for eLong going forward.

Gross margins in the third quarter of 2006 were 77%, as compared to 81% in the corresponding period a year ago and were consistent with the second quarter. The year-over-year reduction in gross margin was a result of reduction in higher-margin non-travel revenue, additional compensation and benefit for call center employees and slightly increased proportion of revenue contributed by the air ticketing business.

Service development, sales and marketing and general and administrative expenses for the third quarter of 2006 totaled RMB51.4 million (US$6.5 million), an increase of 10% from RMB46.8 million (US$5.8 million) year-over-year, and an increase of 5% from RMB48.8 million (US$6.1 million) sequentially.

Service development expenses were RMB10.7 million (US$1.4 million) in the third quarter of 2006, an increase of 18% from RMB9.1 million (US$1.1 million) year-over-year, and an increase of 6% from RMB10.0 million (US$1.3 million) sequentially. The year-over-year and sequential increases reflected ramped-up investments to support the eLong.com website and the Company’s air, hotel and vacation package businesses.

Sales and marketing expenses were RMB25.3 million (US$3.2 million) in the third quarter of 2006, an increase of 8% from RMB23.4 million (US$2.9 million) year-over-year, and unchanged from RMB25.3 million (US$3.2 million) in the second quarter. The year-over-year increase was due to increases in business volume and customer acquisition. Sales and marketing expenses in the third quarter of 2006 were 34% of revenues as compared to 44% in the corresponding period a year ago and 38% in the second quarter.

General and administrative expenses were RMB15.4 million (US$1.9 million) in the third quarter of 2006, an increase of 8% from RMB14.3 million (US$1.8 million) year-over-year, and an increase of 15% from RMB13.4 million (US$1.7 million) sequentially. The year-over-year and sequential increases were primarily due to additional professional fees, headcount expenses, and other expenditures associated with the expansion of our business.

Operating income in the third quarter of 2006 was RMB1.7 million (US$215,000), as compared to an operating loss of RMB7.0 million (US$857,000) in the corresponding period of 2005 and RMB1.2 million (US$143,000) in the second quarter. The third quarter operating income included non-cash related stock-based compensation expense and amortization of intangibles of RMB2.6 million (US$330,000) and the comparable non-cash related stock-based compensation expense and amortization amount for the corresponding period of 2005 was RMB3.9 million (US$480,000) and the second quarter of 2006 was RMB2.8 million (US$348,000).

Other income, which represents interest income, unrealized exchange gains/losses and other income/expenses, was RMB3.4 million (US$424,000) for the third quarter of 2006, compared to other loss of RMB15.2 million (US$1.9 million) in the corresponding period a year ago, and other income of RMB8.5 million (US$1.1 million) in the second quarter of 2006. The sequential decrease in other income was primarily due to a higher unrealized exchange loss on the translation for financial reporting purposes of eLong’s US dollar denominated cash deposits into Renminbi. The unrealized exchange loss was RMB11.4 million (US$1.4 million) in the third quarter as compared to an unrealized exchange loss of RMB2.8 million (US$347,000) in the second quarter.

The Company recorded a net income of RMB2.7 million (US$337,000) for the third quarter of 2006, compared to a net loss of RMB40.5 million (US$5.0 million) in the corresponding period a year ago, and a net income of RMB10.2 million (US$1.3 million) in the second quarter. The US GAAP diluted income per ADS for the third quarter of 2006 was RMB0.10 (US$0.013), compared to US GAAP diluted loss per ADS of RMB1.62 (US$0.200) in the corresponding period a year ago and US GAAP diluted income per ADS of RMB0.38 (US$0.048) in the second quarter. Adjusted income for the third quarter of 2006 (a non-GAAP measure) was RMB16.6 million (US$2.1 million), compared to adjusted income of RMB4.9 million (US$609,000) in the corresponding period a year ago and adjusted income of RMB13.1 million (US$1.6 million) in the second quarter. Diluted adjusted income per ADS for the third quarter (also a non-GAAP measure) was RMB0.62 (US$0.078), compared to diluted adjusted income per ADS of RMB0.18 (US$0.022) in the corresponding period a year ago and diluted adjusted income per ADS of RMB0.48 (US$0.062) in the second quarter. Please refer to the attached table for a reconciliation of net income/loss and basic and diluted income/loss per ADS under US GAAP to adjusted income/loss and basic and diluted adjusted income/loss per ADS.

As of September 30, 2006, the Company’s cash and cash equivalents balance was US$142.1 million, which included a prepayment from the related party purchaser of US$2.9 million for the sales of certain assets.

“In the third quarter, eLong achieved positive growth in revenues and an operating profit for the first time, which indicates that our operating leverage has improved even as we continue to focus on investing in the business for long-term sustainable profitability,” said Tony Shen, interim Chief Financial Officer of eLong.

Management Announcements

Richard Xu was appointed as Chief Marketing Officer effective August 15, 2006, with responsibility for all of eLong’s sales and marketing activities. Prior to joining eLong, Mr. Xu served as Executive Vice President at Linktone Ltd, leading the marketing and business development teams.

Armstrong Wang was appointed as Vice President of Marketing effective September 26, 2006. Mr. Wang will report to Mr. Xu, the Chief Marketing Officer. Prior to joining eLong, Mr. Wang worked as Director of Marketing and Sales at Aoyou, an online travel distribution company in China, leading sales, marketing, web site and business development.

Business Outlook

eLong expects travel revenues for the fourth quarter of 2006 within the range of RMB70.0 million (US$8.9 million) to RMB73.0 million (US$9.2 million), an increase of 30% to 35% from the fourth quarter of 2005, and total revenues of RMB73.0 million (US$9.2 million) to RMB76.0 million (US$9.6 million), an increase of 26% to 31% from the fourth quarter of 2005.

Note to the Financial Statements

During the third quarter, the Company entered into a definitive agreement to sell the assets of one of its divisions operating an interactive online dating community, to a related party purchaser for a sale price of US$14.6 million. Disposal of the division qualifies as discontinued operations in the third quarter of 2006. Hence, the results of the operations of the division for current and prior periods have been aggregated into a separate line item as “Discontinued operations” in the statement of operations.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2005 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Conference Call

eLong will host a conference call to discuss the third quarter 2006 earnings at 7:00 pm Eastern Time, Nov 9, 2006 (Beijing/Hong Kong time: Nov 10, 2006 at 8:00 am). The management team will be on the call to discuss quarterly results and highlights and to answer questions. The toll-free number for U.S. participants is +1 800 365 8460. The dial-in number for Hong Kong participants is +852 2258 4000. The toll number for international participants is +1 210 795 0492. The pass code for all participants is eLong.

A replay of the call will be available for 1 day between 8:15 pm Eastern Time on Nov 9, 2006 and 8:15 pm Eastern Time on Nov 10, 2006. The toll-free number for U.S. callers is +1 800 839 3143. The dial-in number for international callers is +1 203 369 4605. The pass code for the replay is 798750.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://ir.elong.net for three months.

About eLong, Inc.

eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed choices by providing a one-stop travel solution and consolidated travel tools and information such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 58 major cities across China. In addition to choice of a wide hotel selection in the Greater China region, eLong offers Chinese consumers the ability to make bookings at international hotels in over 140 destinations worldwide. eLong operates the websites http://www.elong.com and http://www.elong.net.

Investor Contact:

Raymond Huang

eLong, Inc.

Investor Relations Manager

ir@corp.elong.com

86-10-5860-2288 ext. 6633

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended			Nine Months Ended
	Sep. 30, 2006	Jun. 30, 2006	Sep. 30, 2005	Sep 30, 2006	Sep. 30, 2005
	RMB	RMB	RMB	RMB	RMB
Revenues
Hotel commissions	57,412	53,753	41,483	153,250	106,410
Airticketing commissions	11,045	9,641	7,504	28,694	16,222
Other travel revenue	3,860	1,629	881	6,945	1,883

Total travel revenue	72,317	65,023	49,868	188,889	124,515
Non travel	2,263	1,770	3,531	5,936	7,880

Total revenues	74,580	66,793	53,399	194,825	132,395

Cost of services	17,124	15,285	10,272	45,581	29,008

Gross profit	57,456	51,508	43,127	149,244	103,387

Operating expenses
Service development	10,718	10,094	9,058	31,286	24,025
Sales and marketing	25,331	25,302	23,446	72,483	64,317
General and administrative	15,376	13,355	14,250	48,917	38,611
Amortization of intangibles	265	265	325	795	445
Business tax and surcharges	4,064	3,643	2,981	10,720	7,163

Total operating expenses	55,754	52,659	50,060	164,201	134,561

Income/(loss) from operations	1,702	(1,151)	(6,933)	(14,957)	(31,174)
Other income/(loss)	3,353	8,497	(15,165)	16,114	(1,951)

Income/(loss) before income tax expense	5,055	7,346	(22,098)	1,157	(33,125)
Income tax expense	2,199	250	672	2,986	655

Income/(loss) from continuing operations	2,856	7,096	(22,770)	(1,829)	(33,780)
Discontinued operations
Income/(loss) from discontinued operations	(204)	526	(17,656)	(90)	(19,724)
Income tax/(benefit) of discontinued operations	(15)	48	29	27	54
Gain on sale of discontinued operations		2,650	—	2,650	—

Total discontinued operations	(189)	3,128	(17,685)	2,533	(19,778)

Net income/(loss)	2,667	10,224	(40,455)	704	(53,558)

Basic income/(loss) per share
Continuing operations	0.06	0.14	(0.45)	(0.04)	(0.68)
Discontinued operations	—	0.06	(0.35)	0.05	(0.40)

Basic income/(loss) per share	0.06	0.20	(0.81)	0.01	(1.08)

Diluted income/(loss) per share
Continuing operations	0.05	0.13	(0.45)	(0.03)	(0.68)
Discontinued operations	—	0.06	(0.35)	0.05	(0.40)

Diluted income/(loss) per share	0.05	0.19	(0.81)	0.02	(1.08)

Basic income/(loss) per ADS
Continuing operations	0.12	0.28	(0.91)	(0.08)	(1.37)
Discontinued operations	—	0.12	(0.70)	0.10	(0.79)

Basic income/(loss) per ADS	0.12	0.40	(1.62)	0.02	(2.16)

Diluted income/(loss) per ADS
Continuing operations	0.10	0.26	(0.91)	(0.06)	(1.37)
Discontinued operations	—	0.12	(0.70)	0.10	(0.79)

Diluted income/(loss) per ADS	0.10	0.38	(1.62)	0.04	(2.16)

Shares used in computing basic net income/(loss) per share	50,374	50,374	50,244	50,368	49,411
Shares used in computing diluted net income/(loss) per share	53,878	53,870	50,244	53,837	49,411

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN U.S. DOLLARS

	Three Months Ended			Nine Months Ended
	Sep. 30, 2006	Jun. 30, 2006	Sep. 30, 2005	Sep 30, 2006	Sep. 30, 2005
	US$	US$	US$	US$	US$
Revenues
Hotel commissions	7,264	6,724	5,126	19,389	13,150
Airticketing commissions	1,397	1,206	927	3,630	2,005
Other travel revenue	488	204	109	879	233

Total travel revenue	9,149	8,134	6,162	23,898	15,388
Non travel	286	221	436	751	974

Total revenues	9,435	8,355	6,598	24,649	16,362

Cost of services	2,166	1,912	1,269	5,767	3,585

Gross profit	7,269	6,443	5,329	18,882	12,777

Operating expenses
Service development	1,356	1,262	1,119	3,958	2,969
Sales and marketing	3,205	3,164	2,897	9,170	7,948
General and administrative	1,945	1,671	1,762	6,189	4,772
Amortization of intangibles	34	33	40	101	55
Business tax and surcharges	514	456	368	1,356	885

Total operating expenses	7,054	6,586	6,186	20,774	16,629

Income/(loss) from operations	215	(143)	(857)	(1,892)	(3,852)
Other income/(loss)	424	1,063	(1,874)	2,039	(241)

Income/(loss) before income tax expense	639	920	(2,731)	147	(4,093)
Income tax expense	278	31	83	378	81

Income/(loss) from continuing operations	361	889	(2,814)	(231)	(4,174)
Discontinued operations
Income/(loss) from discontinued operations	(26)	66	(2,182)	(11)	(2,437)
Income tax expense of discontinued operations	(2)	6	4	3	7
Gain on sale of discontinued operations	—	331	—	335	—

Total discontinued operations	(24)	391	(2,186)	321	(2,444)

Net income/(loss)	337	1,280	(5,000)	90	(6,618)

Basic income/(loss) per share
Continuing operations	0.008	0.018	(0.056)	(0.005)	(0.084)
Discontinued operations	—	0.008	(0.044)	0.006	(0.049)

Basic income/(loss) per share	0.008	0.025	(0.100)	0.001	(0.133)

Diluted income/(loss) per share
Continuing operations	0.006	0.016	(0.056)	(0.004)	(0.084)
Discontinued operations	—	0.008	(0.044)	0.006	(0.049)

Diluted income/(loss) per share	0.006	0.024	(0.100)	0.002	(0.133)

Basic income/(loss) per ADS
Continuing operations	0.015	0.036	(0.112)	(0.010)	(0.169)
Discontinued operations	—	0.015	(0.087)	0.013	(0.098)

Basic income/(loss) per ADS	0.015	0.051	(0.200)	0.003	(0.267)

Diluted income/(loss) per ADS
Continuing operations	0.013	0.033	(0.112)	(0.008)	(0.169)
Discontinued operations	—	0.015	(0.087)	0.013	(0.098)

Diluted income/(loss) per ADS	0.013	0.048	(0.200)	0.005	(0.267)

Shares used in computing basic net income/(loss) per share	50,374	50,374	50,244	50,368	49,411
Shares used in computing diluted net income/(loss) per share	53,878	53,870	50,244	53,837	49,411

Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB7.904 on September 30,2006, USD1.00 = RMB7.9943 on June 30, 2006 and USD1.00 = RMB8.092 on September 30, 2005 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S.dollars at that rate on the reporting dates.

eLong, Inc.

CONSOLIDATED SUMMARY BALANCE SHEET DATA

(UNAUDITED, IN THOUSANDS)

	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2005
	RMB	RMB	US$	US$
ASSETS
Current assets
Cash and cash equivalents	1,123,368	988,560	142,127	122,495
Restricted cash equivalents	—	76,177	—	9,439
Total Accounts receivable, net	41,501	34,655	5,251	4,294
Investment securities	222	260	28	32
Prepaid expenses and other current assets	21,174	9,982	2,679	1,237

Total current assets	1,186,265	1,109,634	150,085	137,498
Equipment and software, net	38,306	33,306	4,846	4,127
Goodwill	32,789	34,083	4,148	4,223
Intangibles	4,011	4,806	507	596
Other non-current assets	7,841	6,508	992	806
Assets held for sale	1,301		165
Deferred tax assets	84	84	11	10

Total assets	1,270,597	1,188,421	160,754	147,260

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accrued expenses and other payables	162,173	88,013	20,518	10,906
Advances from customers	1,804	736	228	91
Short term loans	—	6,000	—	743
Business and other taxes payable	4,140	3,004	524	372

Total current liabilities	168,117	97,753	21,270	12,112
Other long term liabilities	1,432	—	181	—
Deferred Tax Liabilities	132	132	17	16

Total liabilities	169,681	97,885	21,468	12,128

Minority interest	—	1,628	—	202

Shareholders’ equity
Ordinary shares	4,177	4,167	528	516
Additional paid-in capital	1,200,593	1,216,879	151,897	150,787
Other equity items	1,177	(26,441)	149	(3,276)
Accumulated deficit and other comprehensive income	(105,031)	(105,697)	(13,288)	(13,097)

Total shareholders’ equity	1,100,916	1,088,908	139,286	134,930

Total liabilities and shareholders’ equity	1,270,597	1,188,421	160,754	147,260

eLong, Inc.

RECONCILIATION OF US GAAP INCOME/(LOSS) AND EPS TO NON-GAAP ADJUSTED INCOME/(LOSS) AND EPS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended			Nine Months Ended
	Sep. 30, 2006	Jun. 30, 2006	Sep. 30, 2005	Sep 30, 2006	Sep. 30, 2005
	RMB	RMB	RMB	RMB	RMB
Net income/(loss)	2,667	10,224	(40,455)	704	(53,558)

Amortization of non-cash stock-based compensation	2,341	2,520	3,375	8,812	12,881
Amortization of intangibles	265	265	510	795	1,001
Other non-cash compensation			506		506
Unrealised foreign exchange losses on US$ net monetary assets/liabilities	11,357	2,772	23,449	14,665	23,449
Writedown of subsidiary’s goodwill and intangibles			17,545		17,545
Gain on disposal of discontinued operations		(2,650)	—	(2,650)	—

Adjusted income/(loss)	16,630	13,131	4,930	22,326	1,824

Basic adjusted income/(loss) per share	0.33	0.26	0.10	0.44	0.04
Diluted adjusted income/(loss) per share	0.31	0.24	0.09	0.41	0.03

Basic adjusted income/(loss) per ADS	0.66	0.52	0.20	0.88	0.08
Diluted adjusted income/(loss) per ADS	0.62	0.48	0.18	0.82	0.06

Shares used in computing adjusted basic income/(loss) per share	50,374	50,374	50,244	50,368	49,411
Shares used in computing adjusted diluted income/(loss) per share	53,878	53,870	53,075	53,837	52,750

eLong, Inc.

RECONCILIATION OF US GAAP INCOME/(LOSS) AND EPS TO NON-GAAP ADJUSTED INCOME/(LOSS) AND EPS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN U.S. DOLLARS

	Three Months Ended			Nine Months Ended
	Sep. 30, 2006	Jun. 30, 2006	Sep. 30, 2005	Sep 30, 2006	Sep. 30, 2005
	US$	US$	US$	US$	US$
Net income/(loss)	337	1,280	(5,000)	90	(6,618)

Amortization of non-cash stock-based compensation	296	315	417	1,115	1,592
Amortization of intangibles	34	33	63	101	124
Other non-cash compensation			63		63
Unrealised foreign exchange losses on US$ net monetary assets/liabilities	1,437	347	2,898	1,855	2,898
Writedown of subsidiary’s goodwill and intangibles		—	2,168		2,168
Gain on disposal of discontinued operations	—	(331)	—	(335)	—

Adjusted income/(income)	2,104	1,644	609	2,826	227

Basic adjusted income/(loss) per share	0.042	0.033	0.012	0.056	0.005
Diluted adjusted income/(loss) per share	0.039	0.031	0.011	0.053	0.004

Basic adjusted income/(loss) per ADS	0.084	0.066	0.024	0.112	0.009
Diluted adjusted income/(loss) per ADS	0.078	0.062	0.022	0.106	0.009

Shares used in computing adjusted basic income/(loss) per share	50,374	50,374	50,244	50,368	49,411
Shares used in computing adjusted diluted income/(loss) per share	53,878	53,870	53,075	53,837	52,750

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with accounting principles generally accepted in the United States (“US GAAP”), the Company also uses non-GAAP measures of adjusted net loss and adjusted diluted loss per ADS, which are adjusted from results based on US GAAP to exclude the impact of (1) amortization of non-cash stock-based compensation expense, (2) amortization of intangible assets, (3) other non-cash compensation, (4) unrealised foreign exchange losses on the conversion of eLong’s US$ denominated net monetary assets/liabilities into Renminbi and (5) gain on disposal of discontinued operations. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.